EXHIBIT 99.1

PACIFIC THERAPEUTICS ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA- (September 26, 2013,) – Pacific Therapeutics Ltd. (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets.

Mr. Doug Unwin, President and CEO of Pacific Therapeutics Ltd. (the “Issuer”) is pleased to announce a non-brokered private placement. The Issuer will offer up to 10,000,000 Units at a price of $0.05 per Unit for aggregate proceeds of CAD $500,000 (the “Private Placement”). Each Unit (a “Unit”) will consist of one common share and one warrant to purchase a common share. One warrant may be exercised to purchase a common share for $0.10 for up to three years.

The Issuer intends to use the proceeds of the Private Placement for general working capital and investor relations.

ABOUT PACIFIC THERAPEUTICS LTD.

Pacific Therapeutics Ltd is a clinical stage specialty pharmaceutical company focused on the identification and development of drug candidates suitable for reformulation and repurposing. Its lead programs focus diseases of excessive scarring (fibrosis).

The Company’s lead drug candidate for fibrosis, PTL-202 is a combination of Pentoxifylline (a FDA approved drug used for treating leg cramps) and N-Acetyl-Cysteine (NAC) an amino acid and an extremely potent and important antioxidant.

PTL-202 has completed phase 1 trials in humans. The positive results from the phase 1 clinical trial of PTL-202 has led to further development of the product for treating fibrosis such as Idiopathic Pulmonary Fibrosis and Liver Cirrhosis.

The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com On Behalf of the Board of Directors

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.